

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 11, 2015

Tilman J. Fertitta
Chief Executive Officer
Landcadia Holdings, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re: Landcadia Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2015**
> **CIK No. 0001653247**

Dear Mr. Fertitta:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

3. We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on NASDAQ" and that you intend to "apply to have [y]our units listed on . . . NASDAQ . . . on or promptly after the date of this prospectus." Please tell

us whether you intend to apply for listing and know before this registration statement is effective whether NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please confirm you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Prospectus Cover Page

4. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Also, please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in your "Risk Factors" and "Management's Discussion and Analysis" sections.

Prospectus Summary

5. Please balance your disclosure about management's experience and strategy by including a brief description of the risks that you face.

6. Please provide the basis for your statement that Mr. Fertitta is "one of the foremost authorities in the dining, hospitality, entertainment and gaming industries."

7. Please disclose that each of your officers and directors will also allocate their time to other businesses, and disclose, here and elsewhere in your prospectus, including but not limited to the risk factor on page 41, the amount of time they expect each to spend on your business.

The Offering, page 6

8. Please provide additional detail about when certain founder shares will be forfeited, including how the underwriters' exercise of the over-allotment option will affect the forfeiture of these shares.

Founder Shares, page 9

9. We note your disclosure here and throughout your prospectus that your initial stockholders have agreed, among other things, to vote their founder shares and any public shares, in favor of any proposed business combination. Please revise your disclosure to clarify whether these and any related commitments were part of written agreements, and if so, please file such agreements as exhibits to the registration statement.

Proceeds to be held in trust account, page 12

10. We note your disclosure that "[b]ased on current interest rates, [you] do not expect that the interest earned on the trust account, net of income taxes, will be sufficient to pay Delaware franchise taxes for 2016." Please disclose the source of funds that you expect to use to pay Delaware franchise taxes. Additionally, if you expect to use all interest generated from the trust account to pay taxes such that there will not be any interest available to utilize in redemption or liquidation of shares, please clarify this fact throughout the filing.

Manner of Conducting Redemptions, page 16

11. Here or in another appropriate section of your document, please clarify whether the $5,000,001 of net intangible assets is calculated before or after you pay your underwriters fees and commissions.

12. We note your disclosure in the penultimate paragraph on page 16 that if you seek shareholder approval for an initial business combination that "your initial stockholders have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination." Please clarify here, as you do on page 26, that you have a higher likelihood of receiving the required stockholder approval, since your initial stockholders will own 20% of your outstanding shares of common stock immediately following the completion of this offering.

Limited Payment to Insiders, page 20

13. Please clarify the source of the funds to be used to pay the loans to insiders. In this regard, we note your disclosures on page 56 that the loan will be repaid "out of the $900,000 of offering proceeds" and on page F-14 that the Sponsor loans are due "on the earlier of March 31, 2016 or the completion of the Proposed Offering." Emphasis added.

Risk Factors

NASDAQ may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions… page 29

14. In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NASDAQ listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

<u>Our directors may decide not to enforce the indemnification obligations of our sponsor …, page 33</u>

15. Please also disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, and that you have not asked your sponsor to reserve for this eventuality, as you state in the prospectus summary on page 22.

<u>We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our business combination and give rise to increased costs and risks that could negatively impact our operations and profitability, page 44</u>

16. Please clarify here, as you do on page 4, that you do not intend to purchase multiple businesses in unrelated industries.

<u>Tendering stock certificates in connection with redemption rights or a tender offer, page 76</u>

17. Please give greater prominence to your disclosure that public shareholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights, by including the disclosure in the summary of your filing.

<u>Election to Remain an Investor, page 85</u>

18. Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

<u>Release of Funds, page 86</u>

19. Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

<u>Management, page 90</u>

20. Please include dates to disclose Mr. Fertitta's business experience during the past five years. Please refer to Item 401(e) of Regulation S-K.

Principal Stockholders, page 98

21. We note your disclosure on page 121 that your sponsor, executive officers and directors are deemed to be your "promoters." Here or in another appropriate place in your registration statement, please provide the information required by Item 404(c) of Regulation S-K.

Description of Securities, page 103

22. Please briefly describe the factors that Jefferies LLC and Deutsche Bank Securities Inc. will consider in determining whether to allow for earlier separate trading. Please also disclose whether Jefferies may have a conflict of interest in determining whether to allow for earlier separate trading and how any such conflict will be resolved.

Statements of Cash Flows, page F-6

23. Please tell us why the non-cash financing activity described as "Stock issuance" is presented for all periods. In this regard, we assume the only non-cash financing activity through June 30, 2015 was shares issued to a Sponsor for a $1,000 note receivable. According to Note 3, this transaction occurred in 2008.

Item 15: Recent Sales of Unregistered Securities, page ii-2

24. Please expand your disclosure regarding the private placement that will close simultaneously with this offering and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration will be claimed and state briefly the facts relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Adam Phippen, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (2020 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products